FILED PURSUANT TO RULE 433

File No. 333-192302

A$600,000,000

FLOATING RATE SENIOR NOTES DUE AUGUST 2019

Terms and Conditions

Issuer:	Citigroup Inc.
Ratings*:	Baa1 / A- / A (Stable Outlook / Negative Outlook / Stable Outlook) (Moody’s / S&P / Fitch)
Ranking:	Senior
Trade Date:	July 28, 2015
Settlement Date:	August 7, 2015 (T+7 days)
Maturity:	August 7, 2019
Par Amount:	A$600,000,000
Semi-Annual Coupon:	Three-month BBSW + 125 bps
Floating Rate:	Three-month BBSW
Public Offering Price:	100.000%
Re-offer Spread to Benchmark:	Three-month BBSW + 125 bps
Net Proceeds to Citigroup:	A$598,200,000 (before expenses)
Interest Payment Dates:	The 7th of each February, May, August and November, commencing November 7, 2015. Modified following business day convention.
Interest Determination Date:	The first day of the related interest period.
Business Days:	Sydney, London, New York City
Day Count:	Actual/365F
Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	A$1,000/ multiples of A$1,000 in excess thereof (minimum parcel when sold in Australia will be A$500,000)
Settlement:	Euroclear / Clearstream
Governing Law:	State of New York
CUSIP:	172967JY8
ISIN:	XS1269336811
Joint Book-Running Managers:	Citigroup Global Markets Limited ANZ Securities, Inc. nabSecurities, Inc.
Co- Managers:	Macquarie Capital (USA) Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.